Name of Registrant: General Motors Company
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

May 8, 2019

Dear General Motors Company Shareowner:

Support Proposal #5 Requesting a Report on Lobbying Communications and Activities

We urge shareowners to support proposal #5 at the General Motors Company June 4, 2019 Annual General Meeting. CalPERS is a long-term owner of the company with approximately 2,414,000 shares and will be casting vote in support of this important request for disclosure of lobbying communications and activities.

CalPERS Governance & Sustainability Principles Promote Disclosure of Lobbying Activities

Consistent with the CalPERS Governance & Sustainability Principles1 we believe it is necessary for robust board oversight and disclosure of lobbying activities to ensure alignment with business strategy and to protect assets on behalf of shareowners.  Specifically, proposal #5 is asking for annual reporting that includes the following:

◾	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

◾	Payments by GM used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

◾	Description of management’s decision making process and the Board’s oversight for making payments described above.

For purposes of this proposal, a “grassroots lobbying communication” is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. “Indirect lobbying” is lobbying engaged in by a trade association or other organization of which GM is a member. Both “direct and indirect lobbying” and “grassroots lobbying communications” include efforts at the local, state and federal levels.

Support Disclosure of Lobbying Activities – Vote “FOR” Proposal #5

We believe shareowners would benefit from additional disclosure of lobbying activities and related expenditures.  Please vote “FOR” shareowner proposal #5. Should you have any questions please feel free to contact Todd Mattley, CalPERS Associate Investment Manager at Engagements@calpers.ca.gov or 916-795-0565.

Sincerely,
Simiso Nzima
Investment Director, Global Equity
CalPERS Investment Office

1 California Public Employees’ Retirement System Governance & Sustainability Principles
https://www.calpers.ca.gov/docs/forms-publications/governance-and-sustainability-principles.pdf

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.